Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Renita Young - Bloomberg Reporter

PRESENTATION

Renita Young

This is QuickTake the Lead. I’m Renita Young. Now, car manufacturer Ford today announced it would convert its entire passenger vehicle lineup in Europe to electric power by 2030. It’s just the latest sign of the seismic technology changes happening in the auto industry that has prompted some concern about shortages of lithium and cobalt that’s used in EV batteries.

One company that has found a solution is Li-Cycle. Ajay Kochhar is the CEO and Cofounder, and he joins me now from Toronto. Ajay, thank you so much for being here. Your company provides a sustainable way to return battery materials back into the market. How does it work?

Ajay Kochhar

Awesome, and great to be here, Renita. Yeah, I think I’ll (INAUDIBLE) maybe just some comments in the market; then I’ll talk about what we do. As you just said, I think a lot of people have been wondering for a long time where are all these batteries going to go—that’s at the end of life—and that’s ubiquitous in our lives in the devices, EVs, one nuance around that and the links to the technology and what we do.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

One thing also for folks to be aware of is actually as you make batteries, and this is scaling exponentially, right, to meet all this demand, all these announcements from Ford, GM, et cetera, there’s actually waste generated in the battery when it’s actually in process, the production rejects, quality rejects—it could be 5 to 10% of the output of a manufacturer—but that also generates a lot of battery manufacturing scrap.

So the reason I say that is a common misnomer is people say, oh, well the recycling won’t be needed for 10 years from now. Actually, it’s needed to grow in lockstep with this whole supply chain, because it also involves a heavy amount of manufacturing in scrap.

So that’s where Li-Cycle comes in. We are, as you said, a fit for purpose sustainable, which means both environmentally sustainable, an economically sustainable pathway for the recycling of all types of lithium-ion batteries. So imagine your cell phone battery all the way to an EV battery, all the way to that battery scrap that I just talked about. And the change that we’ve brought about—and I’m happy to double-click on it—but just at a high level before we came along, a lot of these batteries were actually burned or treated like a waste at end-of-life.

And five years ago, we left our backgrounds developing plants that make lithium and nickel and cobalt, my cofounder and I, and we said, that doesn’t make a lot of sense. There’s a lot of value in these things. We know there’s a huge amount of demand. We should find a better way to do this in a truly sustainable fashion. And that was really the inception of Li-Cycle. I’m happy to chat more about it.

Renita Young

Okay, you did run us through a pretty good history of that. And so I’m wondering, where are the practical places? You did mention cell phones; where are the practical places that you find these batteries at? Where do you source them from?

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

Ajay Kochhar

Yeah, great question. So think again from your laptop to your cell phone to everything all the way now to electric vehicles. So we have 40 plus battery suppliers. These are B2B contracts. It’s taken us these for five years to develop these, and it sits across all those verticals. Also, think about—of course, people shouldn’t forget energy storage batteries, utility storage, residential storage. So lithium-ion batteries are everywhere, and we’re totally agnostic to take all of that. And 14 of our suppliers are actually the auto manufacturers and battery manufacturers. And that’s been a core part of how we basically got here today, in terms of the business.

Renita Young

Are you able to share which auto manufacturers are some of your partners?

Ajay Kochhar

I’ll just suffice to say it’s the largest ones in the world from an electric vehicle and battery manufacturing perspective. I think just double-clicking on what I said and where we’re going with this in terms of the business, that manufacturing scrap piece, which again a lot of people don’t think about. Just to do some math for folks, just to walk you through it, why is that so substantial?

So say you have a battery manufacturer that are producing X determinants, gigawatt hours of batteries. Typically, it’s 5% to 10% of their output could be this manufacturing scrap rejects, while there’s 160 of these megafactories in the pipeline around the world. A lot of people know about Tesla and the other big names, but there’s a huge growth in this industry—back to your opening comment—to try and supply all of these EVs with batteries.

And so what that’s causing is its 5,000 to 15,000 tons per year per facility of scrap that’s there today before even the end-of-life of those batteries comes about. People know about cell phones dying all that, pretty logical, but the EVs will take a while to get into the market and then come back. And so that’s the point. I think a lot of people say, oh well, recycling might be 10 years from now.

Well, actually we’re here today, and we need to grow in lockstep with our customers. And we’ve developed technology that’s patented to deal with that. That’s a mechanical and a hydro-metallurgical chemistry approach to recover up to

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

95% of what’s in all types of lithium-ion batteries, to bring back that lithium, the nickel, the cobalt, back into the supply chain at a battery grade. And that’s never been done before. So now we’re at the point where we’re scaling, we’re commercially operating, and we’re stepping up and continue to lead this space. But it’s totally new and very nascent.

Renita Young

Now, this is—I mean this is really interesting detail that, you know, you never really thought about all that. But the big reason why you’re here is because of the SPAC deal. Tell us about it and what—how you plan to scale up as a public company?

Ajay Kochhar

Yeah, great question. Look, I think SPACs are right for some companies and not right for others. I think for us, it’s the right structure and the right time. Where we are is, again, the last four or five years we’ve developed technology, iteratively scaled up, brought our customers along, gone through very rigorous qualification to even get here. But now we are at the stage where all these auto manufacturers, battery manufacturers, are looking at this very aggressive ramp, right, the next five, 10 years. And they’re looking at their needs and saying, okay, on the one hand I’m generating maybe waste or I have end-of-life batteries. On the other hand, they also need lithium, nickel, cobalt, right? They’re trying to solve these two issues.

So recycling—another way to put it is urban mining—is a big solution to that. So why the SPAC for us? We are getting, you know, pushed often or pulled by customers that say, okay, we see you’re commercially operating today. You’re the largest battery recycler in North America. But how do we get comfort you’re going to scale with us? How do we get comfort you’re going to grow in lockstep with us?

So that’s why we did the SPAC transaction. We’re doing it with a group name Peridot, high-quality partner; some of their folks coming in on the board. Actually, they’re in Houston, so being affected by the current power outages. But that is really instrumental for setting up the company for this next phase, which is growing with our customers, stepping out globally, translating our model, doing more of it in Europe, in Asia, China, ex-China. And that’s where we’re going in the next five and 10 years, to really scale up with this supply chain with our customers.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

Renita Young

All right, I think that’s a good place to leave it. Ajay Kochhar, thank you so much for joining us.

*****

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Holdco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Holdco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Holdco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR HOLDCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Holdco through the website maintained by the SEC at www.sec.gov.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Holdco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Holdco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Li-Cycle, Peridot, Holdco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg Quicktake Interview with Li-Cycle

February 18, 2021

of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.